SECURITIES AND EXCHANGE COMMISSION
                                                  Washington, D.C. 20549

                                                       SCHEDULE 13G


                                      Under the Securities Exchange Act of 1934
                                                    (Amendment No. 1)*

                                               TITANIUM METALS CORPORATION
                                                     (Name of Issuer)

                                         Common Stock, $0.01 par value per share
                                              (Title of Class of Securities)

                                                       888 339 10 8
                                                      (CUSIP Number)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act (however, see the Notes).

                                              (Continued on following pages)

CUSIP No. 888 339 10 8

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Union Titanium Sponge Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)

                  (a)      [   ]                     (b)      [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                                    5.      SOLE VOTING POWER

                                                     -0-
         NUMBER OF
          SHARES                    6.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 1,153,230
          EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
          PERSON
          WITH                                       -0-

                                    8.      SHARED DISPOSITIVE POWER

                                                  1,153,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,153,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

CUSIP No. 888 339 10 8

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Toho Titanium Company, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)

                  (a)      [   ]                     (b)      [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan

                                    5.      SOLE VOTING POWER

                                                     -0-
         NUMBER OF
          SHARES                    6.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 1,153,230
          EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
          PERSON
          WITH                                       -0-

                                    8.      SHARED DISPOSITIVE POWER

                                                  1,153,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,153,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

CUSIP No. 888 339 10 8

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nippon Steel Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)

                  (a)      [   ]                     (b)      [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan

                                    5.      SOLE VOTING POWER

                                                     -0-
         NUMBER OF
          SHARES                    6.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 1,153,230
          EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
          PERSON
          WITH                                       -0-

                                    8.      SHARED DISPOSITIVE POWER

                                                  1,153,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,153,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

CUSIP No. 888 339 10 8

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Nippon Mining & Metals Company, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)

                  (a)      [   ]                     (b)      [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan

                                    5.      SOLE VOTING POWER

                                                     -0-
         NUMBER OF
          SHARES                    6.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 1,153,230
          EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
          PERSON
          WITH                                       -0-

                                    8.      SHARED DISPOSITIVE POWER

                                                  1,153,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,153,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

CUSIP No. 888 339 10 8

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Mitsui & Co., Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)

                  (a)      [   ]                     (b)      [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan

                                    5.      SOLE VOTING POWER

                                                     -0-
         NUMBER OF
          SHARES                    6.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 1,153,230
          EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
          PERSON
          WITH                                       -0-

                                    8.      SHARED DISPOSITIVE POWER

                                                  1,153,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,153,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

CUSIP No. 888 339 10 8

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Mitsui & Co. (U.S.A.), Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)

                  (a)      [   ]                     (b)      [ x ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York

                                    5.      SOLE VOTING POWER

                                                     -0-
         NUMBER OF
          SHARES                    6.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                 1,153,230
          EACH
         REPORTING                  7.      SOLE DISPOSITIVE POWER
          PERSON
          WITH                                       -0-

                                    8.      SHARED DISPOSITIVE POWER

                                                  1,153,230

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,153,230

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.7%

12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  CO

                                                   SCHEDULE 13G

                  This amended statement on Schedule 13G (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Titanium Metals Corporation, a Delaware corporation (the "Company").

ITEM 1(a)         NAME OF ISSUER:

         Titanium Metals Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         1999 Broadway, Suite 4300, Denver, Colorado 80202

ITEM 2(a)         NAME OF PERSON FILING:

         This Statement is filed by the Reporting Persons listed in Item 1 of the cover pages attached hereto.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
         RESIDENCE:

         For Union Titanium Sponge Corporation ("UTSC") and Toho Titanium Company, Ltd. ("Toho"): 2-13-31 Kohnan, Minato-ku, Tokyo 108, Japan

         For Nippon Mining & Metals Company, Ltd. ("NMMC"):
         10-1 Toranomon 2-chome, Minato-ku, Tokyo 105, Japan

         For Nippon Steel Corporation ("NSC"):
         6-3 Ohtemachi 2-chome, Chiyoda-ku, Tokyo 100-71, Japan.

         For Mitsui & Co., Ltd. ("Mitsui"):
         2-1 Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.

         For Mitsui & Co. (U.S.A.), Inc. ("Mitsui USA"):
         200 Park Avenue, New York, New York  10166-0130.

ITEM 2(c)         CITIZENSHIP:

                  See Item 4 of Cover Pages.

ITEM 2(d)         TITLE AND CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  888 339 10 8

ITEM 3            INFORMATION IF STATEMENT IS FILED PURSUANT TO RULES
                  13d-1(b) OR 13d-2(b):

                  Not Applicable.

ITEM 4(a)         AMOUNT BENEFICIALLY OWNED

                  1,153,230 (as of December 31, 1997)

ITEM 4(b)         PERCENT OF CLASS:

                  3.7% (as of December 31, 1997)

ITEM 4(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)        Sole power to vote or to direct the vote:

                           0 (as of December 31, 1997)

               (ii) Shared power to vote or to direct the vote:

                           1,153,230 (as of December 31, 1997)

              (iii) Sole power to dispose or to direct the disposition of:

                           0 (as of December 31, 1997)

               (iv) Shared power to dispose or to direct the disposition of:

                           1,153,230 (as of December 31, 1997)

                  As of December 31, 1996, UTSC was the sole record holder of 650,000 shares of Common Stock (approximately 2.1% of the outstanding Common Stock) and also held the right to purchase from IMI Americas, Inc. ("IMI Americas") 503,230 shares of Common Stock (the "IMI Option"). In accordance the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, UTSC may be deemed to be the beneficial owner of the shares of Common Stock subject to the IMI Option and, as a result, directly hold in the aggregate 1,153,230 shares of Common Stock, which is approximately 3.7% of the outstanding Common Stock according to information obtained from the Company. (If not exercised on or prior to February 11, 1999, the IMI Option will revert to Tremont Corporation until expiration of the IMI Option on February 15, 1999.)

                  Toho, NMMC, NSC, Mitsui and Mitsui USA are shareholders of UTSC and, by virtue of such shareholding, may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be beneficial owners of the shares of Common Stock owned by UTSC. Each of Toho, NMMC, NSC, Mitsui and Mitsui USA expressly disclaims such beneficial ownership. Toho, NMMC, NSC, Mitsui, Mitsui USA and UTSC are hereafter collectively referred to as the Reporting Persons.

                  Unless indicated otherwise, all of the stock ownership amounts and stock ownership percentages appearing in this Item 4(c) are as of December 31, 1997.

ITEM 5            OWNERSHIP OF 5% OR LESS OF CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

ITEM 6            OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

                  Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not Applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP:

                  Not Applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

ITEM 10           CERTIFICATION:

                  Not Applicable.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February ___, 1998


Union  Titanium  Sponge  Corporation

By:/s/  Hiroomi  Mikami  (Hiroomi  Mikami,
President)


Toho Titanium Company, Ltd.
 By:/s/ Yoichi Arai (Yoichi Arai, President)

Nippon Steel Corporation

By:/s/ Tsutomu Yamada (Tsutomu Yamada,  General Manager
Titanium Division)


Nippon Mining & Metals Company,  Ltd.

By:/s/ Yasuyuki Shimizu (Yasuyuki Shimizu,
Senior Managing Director)


Mitsui & Co., Ltd.

By:/s/ Yasushi Matsuoka (Yasushi  Matsuoka,  General Manager,
Newer Metals and Non- Ferrous Metals Product Division)

Mitsui & Co.  (U.S.A.),  Inc.

By:/s/  Yutaka  Taka  (Yutaka  Taka,  Senior Vice
President, Metals Division)